UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIG 5 SPORTING GOODS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-49850	95-4388794
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
2525 East El Segundo Boulevard El Segundo, California		90245
(Address of principal executive offices)		(Zip Code)

Barry Emerson (310) 536-0611

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Overview

Big 5 Sporting Goods Corporation (the “Company” or “Big 5”) is a sporting goods retailer located in the western United States, with a product mix that includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and roller sports. The majority of the products that the Company sells are third-party branded items that are ordered from manufacturers and wholesalers. These products are typically sold by many retailers and the Company has no influence over the manufacturing of the products, including the sourcing of the components or metals contained therein. Accordingly, for purposes of Big 5’s compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder (collectively, the “Conflict Minerals Rule”), these products are not within the scope of the Conflict Minerals Rule.

The Company is subject to the Conflict Minerals Rule because it contracts to manufacture a portion of the products that it sells and some of these products may contain columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten (without regard to the location of origin, collectively, “3TG” or “Conflict Minerals”), that are necessary to the functionality or production of the products.

However, the Company determined that its in-scope products received in 2013 that contained 3TG represented less than 1.0% of its total products received in 2013. Additionally, due to its downstream position within the supply chain, and as a party that does not manufacture any products and only contracts to manufacture relatively small quantities of products, the Company has minimal ability to exert influence over the selection of mines, smelters or refiners.

Conflict Minerals Sourcing Policy

The Company adopted a policy pertaining to Conflict Minerals sourcing (the “Conflict Minerals Policy”) in furtherance of the Conflict Minerals Rule and as part of a greater effort to encourage suppliers to source responsibly, respect human rights and avoid the inadvertent funding of conflict. In addition to the adoption of the Conflict Minerals Policy, the Company is taking other steps to determine the use and origin of 3TG in its supply chain, as discussed in this Form SD and in the Conflict Minerals Report that is attached as an exhibit.

The Conflict Minerals Policy, which can be found on the Company’s website at www.big5sportinggoods.com, sets forth requirements that suppliers are expected to:

•	Remain educated by participating in relevant third-party education relating to 3TG traceability and Conflict Minerals Rule compliance.

•	Determine which products contain 3TG content for products that Big 5 contracts to manufacture.

•

Exercise due diligence on products that contain 3TG content, consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Second Edition 2013 (the “OECD Guidance”).

•

Cooperate in providing Big 5 with the information necessary to enable Big 5 to comply with its requirements under the Conflict Minerals Rule, including through the completion of questionnaires and/or certifications.

•

Adopt a policy on responsible minerals sourcing that is consistent with the Conflict Minerals Policy and establish due diligence frameworks and management systems that are consistent with the OECD Guidance, and require direct and indirect suppliers to do the same.

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The Conflict Minerals Policy indicates that the Company expects its suppliers to comply with the policy and, in cases where suppliers are found to be non-compliant, the Company intends to work with and encourage them to source responsibly. The Conflict Minerals Policy also indicates that, where these efforts fail and the Company believes that further engagement with a supplier would be unproductive, the Company will re-evaluate its business relationship.

Item 1.02     Exhibit

Conflict Minerals Report

As required by the Conflict Minerals Rule, the Company has prepared a Conflict Minerals Report, which is filed as an exhibit to this Form SD. The Conflict Minerals Report is available on the Company’s website at www.big5sportinggoods.com, free of charge, as soon as reasonably practicable after the Company electronically files such material with the SEC. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01     Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013, as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BIG 5 SPORTING GOODS CORPORATION, a Delaware corporation

/s/ Barry D. Emerson	June 2, 2014
Barry D. Emerson Senior Vice President, Chief Financial Officer and Treasurer

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EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.

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